UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 16, 2011, entitled "Recent North Sea discovery even larger than expected”.

Recent North Sea discovery even larger than expected

Communication between the Aldous and Avaldsnes oil discoveries on the Utsira High in the North Sea has now been confirmed. In combination these discoveries may represent an oil structure of between 500 million and 1.2 billion barrels of recoverable oil equivalent.

If the upper part of the interval strikes pay dirt, the discovery will be one of the ten largest oil finds ever on the Norwegian continental shelf (NCS). Statoil (OSE: STL, NYSE: STO) has a 40% stake both in licence PL 265, where Aldous was discovered, and in PL 501, where the Avaldsnes discovery was made.

"Aldous/Avaldsnes is a giant oil discovery, and according to our estimates the combined discovery may make the top 10 list of NCS oil discoveries. Norway has not seen a similar oil discovery since the mid-eighties" says Tim Dodson, Statoil's executive vice president for Exploration.

This is the third "high-impact discovery" (*) for Statoil as an operator in 2011. In April of this year the 250 million barrel Skrugard oil discovery was made in the Barents Sea, and the 150-300 million barrel Peregrino South oil field was discovered offshore Brazil.

"The discoveries are a result of Statoil's exploration strategy of prioritising high-impact opportunities, while focusing on our established core areas," says Dodson.

As the company announced on 8 August, a minimum 65-metre oil column has been confirmed in Aldous Major South well 16/2-8 in the North Sea. The discovery was made in Jurassic sandstone in a very good quality reservoir consisting of coarse-grained, unconsolidated sand.

The well has also established common oil/water contact between the Aldous and Avaldsnes structures, and according to preliminary estimates the combined discovery in the two licences (PL 265 and PL 501) totals between 500 million and 1.2 billion barrels of recoverable oil equivalent. Between 200 and 400 million barrels of these resources have been discovered in well 16/2-8, with strong indications from well data of another 200 to 400 million barrels of recoverable oil equivalent in the same structure, whereas a resource base of 100 to 400 barrels previously has been estimated in the Avaldsnes structure (PL 501).

The well was drilled by the Transocean Leader drilling rig, which soon will spud Aldous Major North well 16/2-9 (PL265) to clarify the further potential and any communication with Aldous/Avaldsnes. In addition the partners plan further appraisal drilling in licence PL 265 next year to clarify the full volume potential for a future development solution.

"As we said at the Capital Market Day event in New York in June, the NCS is a world-class petroleum province. The Aldous/Avaldsnes discoveries are evidence that the NCS is still attractive. Making a discovery of this size in a mature area shows that exploration is all about perseverance, creativity and obtaining new knowledge," says Dodson.

Aldous Major South is located in licence 265. Statoil is the operator and has a 40% interest. The other partners are Petoro (30%), Det norske oljeselskap (20%) and Lundin (10%).

Avaldsnes is located in licence 501. Lundin is the operator and has a 40% interest, whereas partners Statoil and Mærsk have 40% and 20% interests, respectively.

(*) "High-impact discovery" = a total of more than 250 million barrels of oil equivalent, or 100 million net barrels of oil equivalent to Statoil.

In connection with the find, Statoil is pleased to invite the media to a press briefing with Exploration executive vice president Tim Dodson.

Time: 16 August 2011, 10.00-11.00
Location: Statoil, Vækerø (Oslo), Norway

The press briefing can also be followed from Statoil's head office in Stavanger via video conference. The press presentation will be made available on statoil.com at the start of the press conference.

Conference call for investors and analysts

A conference call for investors and analysts will be arranged, with participation from CFO Torgrim Reitan and EVP for Exploration Tim Dodson, on Tuesday 16 August at 14.00 CET (8.00 EST)
For participation in the conference call please call:

* +44 (0)20 3364 5381 International dial-in
* 800 56054 Norway Toll Free
* 0800 279 4841 UK Toll Free
* 1877 249 9037 USA Toll Free

Confirmation Code: 5624806

Participants will have to quote the above code when dialling into the conference.

Further information:

Investor relations
Hilde Merete Nafstad, senior vice president IR, +47 957 83 911 (mobile)
Morten Sven Johannessen, vice president, US IR, + 1 203 570 2524 (mobile)

Press
Jannik Lindbæk jr., vice president for media relations, +47 977 55 622 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 16, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer